EXHIBIT 99

Letter To Our Shareholders

Again in 2007, the Company achieved record results in both sales and earnings. Sales reached $156.3 million, a 13% increase from $138.5 million in 2006. Net income of $10.1 million was a 4% increase over the $9.7 million reported for 2006.

Operating results for both 2007 and 2006 reflect the positive impact of a one-time contract we received from the military. Under the contract, which began in September 2006 and ended in April 2007, we provided latching systems for a program to retrofit military Humvees with improved armor. The contract contributed $20.5 million in sales in 2007 and $18.5 million in 2006.

But even apart from the revenue spike caused by the contract, we achieved solid growth last year. Sales excluding the contract increased by 13%, growing to $135.8 million from $119.9 million in 2006. That result itself would have been a record had there been no military contract. The increase was driven partly by the sales of our Royal Lock and Summit Manufacturing operations, which we acquired in 2006.

While our net income did improve from 2006, it fell short of our goals and expectations. Factors both internal and external exerted some downward pressure:

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As in prior years, we again faced increased costs for raw materials, energy and healthcare, which impacted our operating margins. Controlling and managing the rising costs of those inputs seems to be a never-ending challenge, and will continue to require our close attention in 2008. Such cost increases are difficult to offset in a highly competitive global marketplace like ours.

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The costs of compliance with Section 404 of the Sarbanes-Oxley Act were somewhat greater than anticipated in our plans. While these costs have been burdensome, we believe they are justified by the results.

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Our Canadian Commercial Vehicles subsidiary faced a reduction in the demand for “sleeper cabs” in the second half of 2007. This was caused by trucking companies’ “pre-buying” vehicles to avoid expected increases in their purchase price. Prices were set to rise due to a requirement that in 2008, newly manufactured Class 8 trucks would have to meet stricter government-mandated emission rules. We anticipate that market demand will return to normal early in 2008.

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While we continued to make changes and improvements in the metal casting operations, the net results remained negative. In addition, in 2007 we encountered engineering and manufacturing difficulties on some projects that turned out to be costly for us. We also continued to spend money on efficiency programs to improve the production of ductile iron. We are optimistic about the future of the metal casting operations, particularly because improved exchange rates between the U.S. dollar and the euro and between the dollar and the Chinese yuan currently put us in a better competitive position. Our sales forecasts for 2008 have been increased to support this view.

We were extremely successful last year in strengthening our balance sheet. Working capital grew to $47.0 million from $35.5 million at the end of 2006; and we reduced our debt-to-equity ratio to just under 25%, from 38% a year earlier. The 2007 ratio was a ten-year low.

The enclosed Form 10-K report contains the detailed and audited financial reports of the Company for 2007. I urge you all to read it. As we had previously reported, for 2007 we were subject to full compliance with Section 404 of the Sarbanes-Oxley Act. Section 404 requires publicly traded companies to document, test and assess their internal financial controls. You should note that the Form 10-K included in this report incorporates the mandated disclosures, including management’s evaluation of internal controls over financial reporting and our independent public accounting firm’s report on those controls.

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Historically, 2008 is a very significant year for the Company, as it marks our 150th year in business. Our progress during those years is chronicled in the subsequent pages of this report. From its beginnings as a producer of simple agricultural implements to its current role as a diversified manufacturer, The Eastern Company has seen a lot of history. We were here when the country was agriculturally oriented; we operated through the Industrial Revolution, the expansion of the railroads and eight wars; and we experienced many, many economic ups and downs, including the Depression.

Our objective in 2008 and beyond will be to continue improving our margins and growth both internally and by acquisition. Our financial condition is strong and adequate to pursue our growth plans and other strategic initiatives. As always, in developing our goals we will focus on what we believe is in the very best interest of our shareholders.

I thank our shareholders for their support and confidence, our employees for their continuing dedication and hard work, and our directors for their wise counsel.

/s/Leonard F. Leganza

Leonard F. Leganza

Chairman of the Board, President and Chief Executive Officer

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